Exhibit 99.1

For Immediate Release

February 10, 2005

DRAXIS Health Reports Record 20 Cents Basic EPS from Continuing
Operations for 2004, up 59%

Target for 2005 basic EPS is 27 to 30 cents

MISSISSAUGA, ONTARIO, February 10, 2005 - DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported a solid fourth-quarter and record operating results for the year ended December 31, 2004 to post its fifth consecutive year of strong operating revenue and earnings growth from its two core operating businesses ..  All amounts are expressed in U.S. dollars.

Highlights

•                  Revenues from continuing operations up 41% both in the fourth-quarter to $20.3 million and in the full-year 2004 to $69.3 million.

•                  Net income from continuing operations up 61% for the fourth-quarter to $2.3 million and up 71% for the full-year 2004 to $8.0 million.

•                  Basic EPS from continuing operations of 6 cents for the fourth-quarter and 20 cents for the full-year 2004, up 59% from 2003.

•                  All outstanding third party debt repaid in the fourth-quarter 2004.

•                  Outlook for 2005 – Consolidated revenues expected to range from $88 million to $92 million; basic EPS is expected to reach $0.27 to $0.30.

“DRAXIS has delivered record operating results in 2004 and improved cash flows from our two core operating businesses following last year’s successful strategic divestiture of the Canadian sales and marketing group” said Dr. Martin Barkin, President and CEO of DRAXIS. “We are debt free at year-end and we generated a significant $4.4 million of cash flows from operating activities during the full-year 2004 compared to a cash outflow from operating activities of $3.2 million in 2003. Our contract manufacturing business achieved fourth-quarter revenues 72% above last year’s fourth-quarter and their EBITDA margin reached 20.7% of revenues, primarily as a result of our strategic focus in the specialized production of sterile products. We expect this growth pattern to continue into 2005 and beyond as we bring on new customers as well as new products from existing customers and as we increase operating efficiencies and capacity to accommodate this growth.  Our radiopharmaceuticals business did not meet expectations for fourth-quarter 2004 and, as a result, a significant proportion of corporate management’s attention is now focused on this operation.”

Fourth-quarter 2004 consolidated revenues from continuing operations were $20.3 million, up 41.0% from fourth-quarter 2003. Net income from continuing operations for the fourth-quarter 2004 increased to $2.3 million ($0.06 per share) from $1.4 million ($0.04 per share) in the fourth-quarter 2003.

For the full-year 2004, revenues from continuing operations were $69.3 million, 40.9% greater than full-year 2003. Net income from continuing operations for full-year 2004 was $8.0 million ($0.20 per share), up 70.8% from $4.7 million ($0.13 per share) for the full-year 2003.

Results from continuing operations for full-year 2003 include, except where indicated, the one-time recognition of $1.4 million as revenue related to BrachySeed® and $0.7 million in insurance proceeds as a reduction in cost of goods sold and exclude $8.5 million of income from discontinued operations, related to the one-time gain from the 2003 divestiture of Canadian pharmaceutical sales and marketing operations.

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

Q4, 2004	Q4, 2003		2004	2003
(unaudited)	(unaudited)		(unaudited)	(audited)
		REVENUES
$18,352	$12,440	Product sales	$61,693	$40,535
1,934	1,945	Royalty and licensing	7,627	8,658	(2)
$20,286	$14,385		$69,320	$49,193

$502	$475	Research and development expense	$1,948	$1,594

$4,092	$2,589	EBITDA(1)	$14,313	$9,973	(2),(3)
20.2%	18.0%	EBITDA Margin(1)	20.6%	20.3%

$2,858	$1,664	Operating income	$9,856	$6,686	(2),(3)
14.1%	11.6%	Operating Margin	14.2%	13.6%

$5,926	$10,563	Cash and cash equivalents	$5,926	$10,563

$0	$10,466	Total debt	$0	$10,466

$3,942	$1,574	Cash flows from (used in) operating activities	$4,393	$(3,221)
(2,008)	(1,137)	Cash flows used in investing activities	(4,493)	(3,493)
$1,934	$437		$(100)	$(6,714)

		Net income (loss)
$2,267	$1,409	from continuing operations	$7,977	$4,671
(34)	112	from discontinued operations	(61)	8,531
$2,233	$1,521		$7,916	$13,202

		Basic income (loss) per share
$0.055	$0.038	from continuing operations	$0.200	$0.126
(0.001)	0.003	from discontinued operations	(0.002)	0.230
$0.054	$0.041		$0.198	$0.356

(1)                                 Non-GAAP Financial Measures.  The terms EBITDA (earnings before financing expense and other income, income taxes, minority interest, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

(2)                                 Includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

(3)                                 Includes $730 of insurance proceeds.

All remaining third party debt was repaid during fourth-quarter 2004.  Cash and cash equivalents stood at $5.9 million at December 31, 2004. Cash flows from operating activities increased substantially to $3.9 million for fourth-quarter 2004 versus $1.6 million for the fourth-quarter 2003 and to $4.4 million for full-year 2004 compared to a cash outflow from operating activities of $3.2 million for full-year 2003.

Subsequent to the end of the quarter, effective January 1, 2005, the Company undertook the legal amalgamation of its two core subsidiaries so that they will now operate simply as two divisions of one entity, called DRAXIS Specialty Pharmaceuticals Inc.  This corporate reorganization will not impact the functions or staffing of these divisions but will allow the Company to utilize in a timely fashion its CDN$25 million in tax loss carryforwards available to the Canadian operations. The amalgamation also creates opportunities for achieving operating synergies over the long-term.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Revenues in fourth-quarter 2004 were up 72.0% to $14.9 million versus $8.7 million in fourth-quarter 2003. Full-year 2004 revenues were up 72.2% to $46.5 million versus $27.0 million in 2003.  The increase is due to continuing growth in sterile products, particularly sterile injectables, topical products and ointments.

•                  Earnings before financing expense and other income, income taxes, minority interest, depreciation and amortization (“EBITDA”) for fourth-quarter 2004 was $3.1 million compared to $0.6 million for fourth-quarter 2003. For the full-year, EBITDA was $8.0 million for 2004 compared to $1.1 million for 2003.

•                  EBITDA margin for fourth-quarter 2004 was 20.7% of revenues, bringing full-year 2004 EBITDA margin to 17.3% of revenues, primarily due to a product mix heavily concentrated on sterile and lyophilized products.

•                  During fourth-quarter 2004 significant progress was made toward completing the validation process for the Company’s second lyophilizer unit, which should triple existing lyophilization capacity over time.

Radiopharmaceuticals

•                  Product sales for fourth-quarter 2004 were $4.0 million, compared to $4.2 million for fourth-quarter of 2003.  Full-year 2004 product sales were $17.2 million, or 17.9% ahead of full-year 2003 product sales of $14.6 million.

•                  Demand for diagnostic imaging kits was down during October and November 2004, but returned to levels consistent with historic patterns in December.

•                  EBITDA for fourth-quarter 2004 was $0.5 million versus $1.1 million for fourth-quarter 2003 and for the full-year 2004 EBITDA was $4.2 million compared to $5.6 million in 2003, reflecting increased sales and marketing activities plus increased research and development spending coupled with the impact of lower sales of diagnostic kits during fourth-quarter 2004.

•                  MDP-25, launched in the fall of 2004 as an improved alternative for skeletal imaging, has yet to succeed in displacing our MDP-10.

•                  The market for BrachySeed® remains challenging and sales in the fourth quarter continue to be flat.

Outlook for 2005

The Company expects to achieve consolidated revenues in 2005 of $88 million to $92 million, up more than 27% from the current year’s revenue of $69 million. More than 95% of consolidated revenues are expected to come from the Company’s two main operating divisions, with the balance, or less than 5% of revenues, expected to come from the corporate segment.  It is anticipated that at least 70% of revenues from the operating divisions will come from contract manufacturing.

Basic earnings per share from continuing operations in 2005 are expected to reach $0.27 - $0.30, an increase of at least 35% from the current year’s $0.20. The change in accounting commencing in third-quarter 2005 for stock-based compensation is not expected to affect earnings by more than $0.01 per share in 2005 and this has been taken into account for 2005 earnings expectations.

The Company currently has no debt. Current total capital expenditure budgets to increase productivity and maintain regulatory compliance are anticipated to be less than $5 million in 2005. Cash flows from operating activities are expected to be at least $10 million for 2005, subject to working capital requirements driven by business growth.

Currency fluctuations, particularly between the Canadian and the U.S dollar, are not expected to have a significant effect within a relatively broad range of 75 to 90 cents Canadian per U.S. dollar because of the mix of business and currencies currently built into the prices that make up the major revenues in both contract manufacturing and radiopharmaceuticals in 2005.

At the current rate of utilization and new business growth, contract manufacturing capacity for sterile products is expected to reach its optimal levels by the end of 2007. Accordingly, the Company will begin to explore various options during 2005 to increase capacity, including expansion, reconfiguring the existing facility and/or potential acquisitions.

The final analysis of the data from the FIBRIMAGE® Phase III trial in Canada will be completed during the first quarter of 2005 and, pending the outcome of the analysis, the Company expects to file a New Drug Submission in Canada in the first half of 2005. The commencement of a US Phase III clinical trial awaits the outcome of continuing discussions with the FDA regarding the design of such a study. The Company is also in the process of conducting detailed marketing studies to further define the potential target patient populations.

Phase II clinical studies of INFECTON® are underway in both Canada and the U.S. and the Company expects to be able to complete these studies and move to Phase III studies of INFECTON® in 2005, pending the results of the Phase II studies.

Interim Financial Report

This release includes by reference the fourth quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss fourth quarter and full year 2004 financial results at 10 a.m. (ET) on February 10, 2005. This call can be accessed by dialing 1 (888) 202-2422 (Access Code 6864286) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 90 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health Inc. www.draxis.com is a rapidly growing company providing specialty pharmaceutical products globally in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables, sterile ointments and sterile creams. Specialty non-sterile products are produced as tablets, capsules, ointments, liquids and creams.  Proprietary radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced and sold through the DRAXIMAGE division.  DRAXIS Health employs nearly 500 staff in its Montreal facility.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission and with Canadian securities regulators (available on SEDAR (at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:

Jerry Ormiston

DRAXIS Health Inc.

Phone:	1-877-441-1984
Fax:	905-677-5494

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

- Quarter and Fiscal Year Ended December 31, 2004 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2003.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  Activities of the Company are carried out through two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses are highlighted by the strong operating results of these core businesses and improved cash flows of the Company.

The acquisition of the remaining third party equity interest in our contract manufacturing business from SGF Santé Inc. (“SGF”) in April 2004 is further evidence of our commitment and confidence in our core businesses. Furthermore, our contract manufacturing business has returned immediate benefits through record revenues and profitability in the third and fourth quarters of 2004. This has resulted in the transaction being immediately accretive to the Company’s 2004 earnings even after taking into account the dilutive aspect of the equity offering which financed the transaction.

Effective January 1, 2005, our core subsidiaries, DRAXIMAGE Inc. and DRAXIS Pharma Inc., were legally amalgamated under the name DRAXIS Specialty Pharmaceuticals Inc., a wholly-owned subsidiary of DRAXIS. DRAXIMAGE and DRAXIS Pharma are now operated as divisions.  In the short-term the amalgamation will generate significant tax benefits by allowing the Company to utilize its tax loss carryforwards in a timely fashion.  The amalgamation also creates opportunities for achieving operating synergies over the long term.

Comparisons for 2004 with the same periods of 2003 include, except where indicated, the one-time recognition as revenue of $1.4 million of revenue related to BrachySeed® in the first quarter of 2003 and $0.7 million in insurance proceeds as a reduction in cost of goods sold in the third quarter of 2003.  Actual operating comparisons, in the opinion of management, are more reflective of operating improvements when these “one time non-recurring items” are excluded.  Accordingly, we have indicated where the comparative number excludes these one time non-recurring items.

Highlights for the fourth quarter are as follows:

•                  Financial results from continuing operations:

•                  Product sales growth to $18.4 million for the quarter representing a 47.5% increase from $12.4 million in the fourth quarter of 2003.

•                  Earnings before financing expense and other income, income taxes, minority interest, depreciation and amortization, (“EBITDA” - see Accounting Matters - Non-GAAP Financial Measures) of $4.1 million for the quarter, representing an increase of 58.1% over 2003.

•                  EBITDA divided by total revenues (“EBITDA margin”) was 20.2% for the quarter compared with 18.0% for the fourth quarter of 2003.

•                  Basic earnings per share of 5.5 cents from continuing operations for the fourth quarter of 2004 compared with 3.8 cents for the fourth quarter of 2003.

•                  All outstanding third party debt was repaid.

Consolidated Results of Operations

For the Three Month Period				For the Year
Ended December 31,				Ended December 31,
2004	2003	$ Change		2004	2003	$ Change
			(in thousands of U.S. dollars except share related data)
			(U.S. GAAP)

			Revenues
$18,352	$12,440	$5,912	Product sales	$61,693	$40,535	$21,158
1,934	1,945	(11)	Royalty and licensing	7,627	8,658 (1)	(1,031)
20,286	14,385	5,901		69,320	49,193	20,127

6,384	3,929	2,455	Product gross margin	21,900	12,813 (2)	9,087
34.8%	31.6%		% of Product sales revenues	35.5%	31.6%
1,934	1,945	(11)	Royalty and licensing revenue	7,627	8,658 (1)	(1,031)
(3,724)	(2,810)	(914)	SG&A	(13,266)	(9,904)	(3,362)
-20.3%	-22.6%		% of Product sales revenues	-21.5%	-24.4%
4,594	3,064	1,530	EBITDA(3) (pre-R&D)	16,261	11,567	4,694
22.6%	21.3%		% of Total revenues	23.5%	23.5%
(502)	(475)	(27)	R & D	(1,948)	(1,594)	(354)
4,092	2,589	1,503	EBITDA(3)	14,313	9,973	4,340
20.2%	18.0%		% of Total revenues	20.6%	20.3%
(1,234)	(925)	(309)	Depreciation and amortization	(4,457)	(3,287)	(1,170)
2,858	1,664	1,194	Operating income	9,856	6,686	3,170
14.1%	11.6%		% of Total revenues	14.2%	13.6%
			Financial
(209)	(182)	(27)	- Foreign exchange translation	(374)	(701)	327
(62)	(121)	59	- Other	(296)	(831)	535
—	—	—	Other income	96	—	96
(320)	(11)	(309)	Income tax expense	(1,301)	(874)	(427)
—	59	(59)	Minority interest	(4)	391	(395)
(34)	112	(146)	(Loss) income from discontinued operations	(61)	8,531	(8,592)
$2,233	$1,521	$712	Net income	$7,916	$13,202	$(4,116)

			Net income (loss)
$2,267	$1,409	$858	- From continuing operations	$7,977	$4,671	$3,306
(34)	112	(146)	- From discontinued operations	(61)	8,531	(8,592)
$2,233	$1,521	$712		$7,916	$13,202	$(5,286)

			Basic income (loss) per share
$0.055	$0.038		- From continuing operations	$0.200	$0.126
(0.001)	0.003		- From discontinued operations	(0.002)	0.230
$0.054	$0.041			$0.198	$0.356

			Diluted income (loss) per share
$0.054	$0.038		- From continuing operations	$0.194	$0.126
(0.001)	0.003		- From discontinued operations	(0.001)	0.229
$0.053	$0.041			$0.193	$0.355

(1) Includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

(2) Includes $730 of insurance proceeds.

(3) See Accounting Matters - Non-GAAP Financial Measures.

Comparison of the quarters and years ended December 31, 2004 and 2003

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Consolidated revenues from continuing operations of $20.3 million for the quarter and $69.3 million for the year ended December 31, 2004 increased 41.0% and 40.9% respectively compared with the same periods in 2003.

Product sales increased 47.5% for the quarter and 52.2% for the year ended December 31, 2004 compared with the same periods in 2003.  The increase in product sales throughout 2004 was driven by a significant increase in contract manufacturing revenues, particularly sterile product revenues. Radiopharmaceutical product sales grew 17.9% in 2004 over 2003 driven primarily by sales of radioiodine products to the U.S.  Product sales in the radiopharmaceutical segment decreased in the fourth quarter of 2004 compared to the comparative quarter due to lower sales of lyophilized radiopharmaceutical kits to the U.S for two months of the fourth quarter of 2004.

Product gross margins, as a percentage of product sales, for the fourth quarter of 2004 increased compared to the fourth quarter of 2003. Product margin growth was driven by the significant growth in higher margin sterile products revenues in contract manufacturing.

Product gross margins for the year ended December 31, 2004 increased as compared with the same period in 2003, primarily related to significant growth in the sterile business, increased capacity utilization in contract manufacturing and changes to the price structure in contract manufacturing. These differences were lessened by the impact of one time non-recurring items in 2003 and the impact of shutdown activities in the third quarter of 2004.

The contract manufacturing business historically has lower margins than the radiopharmaceutical business.  As a result, the shift in business mix between segments is normally dilutive to consolidated gross profit margins. However, as sterile product sales continue to increase in contract manufacturing relative to non-sterile product sales, contract manufacturing results became less dilutive.

Royalty and licensing revenues were flat in the fourth quarter of 2004 compared to 2003.

Royalty and licensing revenue decreased for the year ended December 31, 2004 compared with the same period of 2003 due to one time non-recurring items in 2003.  Excluding one-time non-recurring items, royalty and license revenues did not change significantly from 2003 to 2004.

Selling, general and administration expenses, expressed as a percentage of product sales, for the quarter ended December 31, 2004 were 20.3% compared with 22.6% for the same period in 2003.  As a percentage of product sales, selling, general and administrative expenses decreased for 2004 to 21.5% from 24.4% in 2003. The increase in selling, general and administrative expenses in absolute dollar terms for the quarter and for the year was primarily driven by sales and marketing, business development activities and the cost of long-term incentive plans that are indexed to the Company’s share price.

Research and development expenditures for the quarter ended December 31, 2004 did not change significantly compared to 2003. On a year-to-date basis, research and development expenditures increased compared to 2003 due to ramping up of clinical trial activities related to FIBRIMAGE® and INFECTON®.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins are affected. The impact is reflected within the cost of goods sold and selling, general and administration expenses. For 2004, there was an immaterial negative impact on margins related to the strengthening of the Canadian dollar in the quarter relative to the benefit of increased higher margin business from the U.S.

Depreciation and amortization expense for the quarter ended December 31, 2004 increased 33.4% and for the year ended December 31, 2004 increased 35.6% over the same periods of 2003 following the commencement of depreciation charges on completed capital projects related to contract manufacturing operations.

Foreign exchange loss for the fourth quarter of 2004 resulted in charges to income of $209,000 compared with charges of $182,000 for the fourth quarter of 2003. Foreign exchange loss was $374,000 for 2004 compared to $701,000 in 2003. The decrease in the loss resulted from the strengthening of the Canadian dollar in 2003 which continued, to a lesser extent, in 2004, coupled with a reduction in the Company’s net U.S. monetary position.

Interest expense and bank charges decreased significantly for the fourth quarter of 2004 and for the year compared to 2003 due to lower debt levels.

At the end of 2004, all third party debt was repaid.

Minority interest represents SGF’s share of net income or losses of the Company’s contract manufacturing operations. Minority interest for the fourth quarter of 2004 was neutral to net income compared with a small income contribution in the fourth quarter of 2003. As a result of the acquisition by DRAXIS of all minority interest holdings in the Company on April 22, 2004, minority interest no longer impacts earnings.

Discontinued operations were neutral to the Company’s consolidated results in the fourth quarter of 2004 and in the fourth quarter of 2003.  In the first quarter of 2003, the Company realized an after-tax gain related to the $6.5 million received on the sale of certain product rights.  In the third quarter of 2003 substantially all of the remaining residual discontinued operations assets and liabilities were disposed and the Company recognized a further net after tax gain of $4.1 million.  There are no significant remaining residual assets and liabilities of the discontinued operations and those remaining are not expected to have a significant impact on future earnings of the Company.

For the quarter ended December 31, 2004 the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 12%.  For the year ended December 31, 2004, this percentage was 14%. The income tax expense is below the statutory rates in effect in the jurisdictions in which the Company operates as a result of the recognition of deferred income tax assets not previously recognized related to its Canadian operations.  Prior to the acquisition on April 22, 2004 of all minority interest holdings, the Company was unable to execute tax planning strategies to utilize all of the loss carryforwards available to the Canadian operations.  As a result of the acquisition of all minority interest holdings and the significant increase in the profitability of the contract manufacturing operations, the Company was able to recognize into income approximately $0.9 million in previously unrecognized tax loss carryforwards.

The effective tax rate will fluctuate depending on the profitability of individual operations and tax rates in their respective jurisdictions. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates.

The basic weighted average number of common shares outstanding in the fourth quarter was 40,984,891 and has increased from 37,186,652 for the fourth quarter of 2003 primarily as the result of the completion of the equity financing offering of 3,053,436 units in April 2004 and the exercise of stock options.

Radiopharmaceuticals

For the Three Month Period				For the Year
Ended December 31,				Ended December 31,
2004	2003	$ Change		2004	2003		$ Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$3,955	$4,202	$(247)	Product sales	$17,132	$14,564		$2,568
—	—	—	Royalty and licensing	—	1,521	(1)	(1,521)
3,955	4,202	(247)		17,132	16,085		1,047

1,008	1,621	(613)	EBITDA (pre-R&D)	6,122	7,208	(1),(2)	(1,086)
25.5%	38.6%		% of Revenues	35.7%	44.8%
(502)	(475)	(27)	R & D	(1,948)	(1,594)		(354)
506	1,146	(640)	EBITDA	4,174	5,614	(1),(2)	(1,440)
12.8%	27.3%		% of Revenues	24.4%	34.9%
(243)	(233)	(10)	Depreciation and amortization	(949)	(843)		(106)
$263	$913	$(650)	Operating income	$3,225	$4,771	(1),(2)	$(1,546)
6.6%	21.7%		% of Revenues	18.8%	29.7%

(1) Includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

(2) Includes $500 of insurance proceeds.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, (“DRAXIMAGE”), which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, having completed enrolment of its Phase III trial in Canada and negotiating permission to commence a Phase III trial in the U.S., for imaging deep vein thrombosis; and INFECTON®, currently in Phase II trials in Canada and the U.S., for imaging infection. DRAXIMAGE is also in the pre-clinical trial phase of developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the fourth quarter ended December 31, 2004 included:

•                  Financial results:

•                  Product sales of $4.0 million for the quarter representing a 5.9% decrease or $0.2 million over the fourth quarter of 2003.

•                  EBITDA of $0.5 million representing a decrease of $0.6 million from the fourth quarter of 2003.

•                  EBITDA margin of 12.8% in fourth quarter of 2004 compared to 27.3% in the fourth quarter of 2003.

Comparison of the quarters and years ended December 31, 2004 and 2003

Revenues for the radiopharmaceutical segment for the quarter ended December 31, 2004 decreased 5.9% compared with 2003 driven by a decrease in product sales and specifically, sales of lyophilized kits or “cold kits” to the U.S for two months of the quarter.  The decrease in sales of cold kits to the U.S is related to changes in the purchasing patterns of customers from traditional levels in October and November of the quarter.  Sales of cold kits returned to levels more consistent with historical patterns in December.

Revenues for the year ended December 31, 2004 increased 6.5% compared with 2003 as the increase in product sales, particularly radioiodine products, was offset by a decrease in royalty and licensing revenue related to one time non-recurring items in 2003 and lower cold kit sales in the fourth quarter of 2004.

MDP-25, a lyophilized product which was launched in the fall of 2004 with the intent of it being an improved alternative to MDP-10, has not yet succeeded in displacing MDP-10 based on its current formulation.  Accordingly, the Company anticipates slower growth in MDP-25 sales and continues to provide MDP-10.

There were no significant changes to shipments of BrachySeed® I-125 to the U.S. and Canada in the fourth quarter of 2004 compared with 2003.

The decrease in EBITDA and EBITDA margin in the fourth quarter of 2004 compared to 2003 is the result of increased sales and marketing activities, coupled with the impact of lower sales of lyophilized radiopharmaceutical kits.

For the year ended December 31, 2004, EBITDA margin decreased to 24.4% compared with 25.1% (excluding the impact of one-time non-recurring items in 2003) for the same period of 2003. The decreased margin reflects increased sales and marketing activities, increased research and development spending and lower sales of lyophilized kits in the fourth quarter of 2004, which offset the increase in sales of radioactive sodium iodide I-131 products.

The growth in product revenues over 2003 was slower than the Company expected and resulted in the Company issuing reduced revenue expectations in the third quarter of 2004.  These reduced expectations were met at year end (see Outlook). EBITDA margin for 2004 was within our original guidance targets.

Research and development expenditures in the fourth quarter of 2004 were consistent with levels in the fourth quarter of 2003. Research and development expenditures increased $0.4 million for the year ended December 31, 2004 as compared to 2003 due to the ramping up of activities related to FIBRIMAGE® and INFECTON®, specifically clinical trials.

The final analysis of the data from the FIBRIMAGE® Phase III trial in Canada will be completed during the first quarter of 2005 and, pending the outcome of the analysis, the Company expects to file a New Drug Submission in Canada in the first half of 2005.

The initiation of a U.S. Phase III clinical trial awaits the outcome of continuing discussions with the FDA regarding the design of such a study, and in particular the inclusion of venography as one of the reference standards to be incorporated in the clinical trial protocol. The Company currently believes that venography is no longer widely used in clinical practice and the Company has experienced significant difficulty enlisting clinical sites that will allow venography to be included in a clinical trial for FIBRIMAGE®.  The Company, in preparation for further discussions with the FDA, is currently exploring the option of conducting FDA-approved clinical studies outside North America and is also working to establish an alternative reference test, sufficiently standardized to meet regulatory requirements for such a trial. The Company is also in the process of conducting detailed marketing studies to further define the potential target patient populations.

In September 2004, the Company received approval from the FDA to initiate a Phase II clinical trial of INFECTON®. This study will examine patients suffering from bacterial osteomyelitis, a chronic or acute infection of the bone.

Phase II clinical trials of INFECTON® are underway in both Canada and the U.S.  The Company expects to be able to complete these studies, and if they are positive, move to Phase III trials of INFECTON® in 2005.

Depreciation and amortization expense for this segment increased slightly compared to 2003 for both the fourth quarter and year ended December 31, 2004.

Contract Manufacturing

For the Three Month Period				For the Year
Ended December 31,				Ended December 31,
2004	2003	$ Change		2004	2003		$ Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$14,913	$8,668	$6,245	Product sales	$46,461	$26,985		$19,476

3,085	592	2,493	EBITDA	8,038	1,084	(1)	6,954
20.7%	6.8%		% of Revenues	17.3%	4.0%
(701)	(434)	(267)	Depreciation and amortization	(2,417)	(1,448)		(969)
$2,384	$158	$2,226	Operating income (loss)	$5,621	$(364	)(1)	$5,985
16.0%	1.8%		% of Revenues	12.1%	-1.3%

(1) Includes $230 of insurance proceeds.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma. DRAXIS Pharma is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 25 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the fourth quarter ended December 31, 2004 included:

•                  Record financial results:

•                  Revenues of $14.9 million for the quarter representing an increase of $6.2 million or 72.0% over the fourth quarter of 2003;

•                  A $2.5 million EBITDA improvement to $3.1 million compared to the fourth quarter of 2003;

•                  EBITDA margin of 20.7% for the fourth quarter of 2004 compared to 6.8% for 2003. This brings 2004 EBITDA margin to 17.3% compared to 4.0% for all of 2003.

Comparison of the quarters and years ended December 31, 2004 and 2003

Total revenues for the manufacturing segment in the fourth quarter of 2004 were $14.9 million or $6.2 million higher than the same quarter of 2003. For the year ended December 31, 2004, revenues have increased by $19.5 million or 72.2% over the same period of 2003. The increase was due to the ramp-up in new sterile products business related primarily to production of Hectorol® for Bone Care International, Inc. (“Bone Care”) and products under the Company’s GlaxoSmithKline (“GSK”) contract. Production of Hectorol® has continued to rise throughout 2004. In addition, GSK production rose in 2004 as products obtained regulatory approvals in additional foreign markets. Beginning in late 2003, the Company increased its output capacity through additional production shifts for its sterile business and is continuing to do so as a result of increasing demand. The 2004 revenue growth also reflects the significant impact of the Company’s investment in increasing capacity and work performed in prior years to introduce new products to our facilities.

More than 80% of the revenue growth in 2004 over 2003 is related to sterile products.  For 2004, sterile products represented approximately 70% of contract manufacturing revenues compared to 60% for 2003.

EBITDA for this segment increased $2.5 million in the fourth quarter of 2004 and $7.0 million for 2004 compared with the same periods of 2003. The increases are related to the positive impact of the ramping up of sterile products business throughout 2004, the positive financial impact of increased capacity utilization, and changes to the price structure that became effective during 2004. For the year ended 2004, these positive factors were partially offset by the impact of shutdown activities in the third quarter of 2004. The 2004 shutdown was used to complete the installation of a second lyophilizer which should triple existing lyophilization capacity over time. As well, capital improvements were made, as necessary, to maintain regulatory compliance, efficient product throughput and capacity utilization.  Improved capacity utilization has directly resulted in better margins through substantially improved absorption of overhead costs.

EBITDA margin of 20.7% for the fourth quarter of 2004 primarily reflects overall volume growth in sterile products business and the result of price structure changes that became effective during 2004. Since sterile product manufacturing carries significantly higher margins than non-sterile manufacturing, the shift in business mix to sterile production throughout 2004 has driven margins significantly higher. The normal year-end holiday period scale down of production did not have a significant impact on the results of the fourth quarter of 2004 due to the high volume of production in the period immediately preceding it.  For the year ended December 31, 2004, EBITDA margin was 17.3% compared to 4.0% over the same period of 2003, reflecting the increase in this higher margin sterile business.

The Company’s improving margins in contract manufacturing also reflect concentrated efforts in early 2004 to ensure changes to the underlying costs of manufacturing are fully reflected in the pricing structure. The impact of these efforts has positively impacted margins as compared to 2003 and, we believe, will in 2005 as well.

The increases in revenues over 2003 and EBITDA margin for the year ended December 31, 2004, have significantly exceeded our expectations and the Company revised its guidance parameters as a result in the second quarter of 2004 and again at the end of the third quarter of 2004. Our final 2004 results reflect achievement of the upper end of our targeted range.  In addition, we have exceeded both our initial and revised revenue targets. This highlights the strength of customer demand and our ability to execute on the demand.

Depreciation and amortization expense of $0.7 million for this segment in the current quarter increased by 61.5% over the same period in 2003, following the commencement of depreciation on completed capital projects. Depreciation and amortization for 2004 increased 66.9% for the same reason identified above.

Corporate and Other

For the Three Month Period				For the Year
Ended December 31,				Ended December 31,
2004	2003	$ Change		2004	2003	$ Change
			(in thousands of U.S. dollars)
			(U.S. GAAP)

			Revenues
$(556)	$(430)	$(126)	Product sales(1)	$(1,940)	$(1,014)	$(926)
1,934	1,945	(11)	Royalty and licensing	7,627	7,137	490
1,378	1,515	(137)		5,687	6,123	(436)

501	851	(350)	EBITDA	2,101	3,275	(1,174)
36.4%	56.2%		% of Revenues	36.9%	53.5%
(290)	(258)	(32)	Depreciation and amortization	(1,091)	(996)	(95)
$211	$593	$(382)	Operating income	$1,010	$2,279	$(1,269)
15.3%	39.1%		% of Revenues	17.8%	37.2%

(1) net of intersegment sales from DRAXIS Pharma to DRAXIMAGE.

The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues related to royalties and milestones from Shire BioChem Inc. (“Shire”) related to the divestiture of DRAXIS Pharmaceutica; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations.  Effective July 22, 2003 revenues and expenses directly related with Alertec® were no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of the quarters and years ended December 31, 2004 and 2003

Revenues related to the corporate segment were slightly lower compared to 2003 for the fourth quarter and year ended December 31, 2004 as increased royalties primarily related to the sale of product rights to Shire were more than offset by increased inter-segment eliminations (transactions between DRAXIMAGE and DRAXIS Pharma) and lower royalties related to Anipryl®.

EBITDA decreased $350,000 for the fourth quarter of 2004 compared with 2003 due to increased costs related to business development activities. EBITDA was lower by $1,174,000 for the year ended December 31, 2004 compared to 2003 due to increased costs of long-term incentive plans which are valued based on the appreciation in the Company’s stock price, lower royalties related to Anipryl®, partially offset by Shire royalties and milestone revenues.

Depreciation and amortization expense in this segment in 2004 was largely unchanged as compared to 2003.

Corporate Matters

There were no significant corporate matter items arising in the quarter.

Liquidity and Capital Resources

	Dec 31, 2004	Dec 31, 2003
	(in thousands of U.S. dollars)
	(U.S. GAAP)

Cash and cash equivalents	$5,926	$10,563
Restricted cash	$428	$976
Non-financial working capital (net)(1)	$18,397	$12,780
Total debt	—	$10,466

Cash flows from (used in) operating activities	$4,393	$(3,221)
Cash flows used in investing activities	$(4,493)	$(3,493)

(1)Excluding cash and cash equivalents, restricted cash, current portions of deferred revenues, long-term debt and customer deposits

	Feb 9, 2005	Dec 31, 2004	Dec 31, 2003

Common shares issued and outstanding	41,025,492	41,015,326	37,297,817
Warrants issued and outstanding	1,526,718	1,526,718	—
Stock options outstanding	3,068,066	2,753,232	3,097,942
Outstanding options as a % of outstanding shares	7.5%	6.7%	8.3%

Cash and cash equivalents at December 31, 2004 totalled $5,926,000 as compared with $10,563,000 as at December 31, 2003. The decrease is related to the repayment of overall debt coupled with an increased investment in working capital to support the ramping up of the contract manufacturing business, partially offset by cash contribution from operations, before working capital.

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire, $976,000 of the cash proceeds were held in trust under an escrow agreement.  The release of this amount under escrow in instalments is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement. In July 2004, the first instalment of $548,000 was released from escrow.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  As at December 31, 2004 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

Operating cash flows from continuing operations in the fourth quarter of 2004 were $3.9 million as compared to a cash inflow of $1.6 million in 2003. This is the result of increased cash earnings in the current quarter coupled with no significant investment in additional working capital. For the year ended December 31, 2004, operating cash flow from continuing operations was $4.4 million compared to a net cash outflow of $3.2 million for the same period of 2003.

Non-financial working capital increased to $18,397,000 as at December 31, 2004 from $12,780,000 as at December 31, 2003, driven mainly by a significant increase in raw material and packaging components in contract manufacturing to support the ramp-up in business and increased accounts receivable related to growth in the business.

The impact of discontinued operations in the fourth quarter of 2004 was insignificant.  The inflow for 2003 was due to the proceeds received from the sale of product rights and the overall divestiture of the DRAXIS Pharmaceutica business.

Capital expenditures in the fourth quarter of 2004 are mainly attributable to expenditures under DRAXIS Pharma’s previously announced capital plan and specifically payments on installation activities related to shutdown activities which took place in the third quarter of 2004.

The Company did not make any acquisitions in the fourth quarter of 2004 or during 2003.

All third party debt was repaid over the course of 2004 (see Debt Repayment and Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $109,000 in the fourth quarter of 2004 and $1,594,000 for the year ended December 31, 2004 compared to $510,000 in the fourth quarter of 2003 and $593,000 for the year ended December 31, 2003.

Equity Financing

On April 22, 2004, the Company closed an offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for gross proceeds of approximately $14.7 million (CDN$20 million). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.

The proceeds of the offering were used to finance the $9.6 million (CDN$13.0 million) cash purchase of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma, that was previously owned by SGF and to repay $4.8 million (CDN$6.4 million) of outstanding loans owed by DRAXIS Pharma.

Debt Repayment and Bank Financing

On April 22, 2004, as a result of the equity financing and acquisition of the remaining interest in the contract manufacturing operations, the Company repaid all outstanding debt owed to SGF ($3.1 million) and Investissement Québec ($1.7 million).

During 2004, the Company completed the arrangement of new credit facilities with its banker to replace all existing facilities at the subsidiary level as follows:

•                  $15 million Canadian or U.S. equivalent operating facility payable within 364 days upon drawing upon the facility.  The operating facility can be extended by one year upon agreement with the lender.  As at December 31, 2004, no amount was drawn under this facility.

•                  $10 million Canadian or U.S. equivalent term facility, repayable in full in three years. As at December 31, 2004, no amount was drawn under this facility,

Interest under the debt facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at the most recent quarter end were met.

During the fourth quarter of 2004, all amounts borrowed under the new credit facilities were repaid in full.

As a result of the debt repayment and bank refinancing, the Company has reduced its overall debt levels to nil, increased its borrowing capacity and reduced its overall cost of borrowing on outstanding and future debt.

Canadian GAAP

The differences between U.S. and Canadian GAAP which affect net income for the quarters ended December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 are summarized in the following table:

For the Three Month Period			For the Year
Ended December 31,			Ended December 31,
2004	2003		2004	2003
		(in thousands of U.S. dollars)

$2,233	$1,521	Net income as reported under U.S. GAAP	$7,916	$13,202

		Continuing operations
(609)	(602)	Amortization expense, net of tax	(2,329)	(2,290)
(178)	(97)	Stock option expense	(621)	(449)
(787)	(699)		(2,950)	(2,739)
		Discontinued operations
—	6	Amortization expense, net of tax	—	(215)
—	—	Recovery for future losses, net of tax	—	1,064
—	—	Net gain on disposal of product rights - net of tax	—	(3,567)
—	6		—	(2,718)

$1,446	$828	Net income under Canadian GAAP	$4,966	$7,745

Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc. (“DAHI”), which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2003, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options are disclosed in the note to the financial statements as pro forma earnings and per share information. (See Accounting Matters - Recent Accounting Pronouncements)

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the different treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the fourth quarter of 2002. No net losses were expected under U.S. GAAP.  Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP since, under Canadian GAAP, the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement.  Under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (See Forward-Looking Statements).

 The Company’s primary operational focus for 2005 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

General Guidance

The Company expects to achieve consolidated revenues in 2005 of $88 million to $92 million, up more than 27% from the current year’s revenue of $69 million.  More than 95% of consolidated revenues are expected to come from the Company’s two main operating divisions, with the balance, or less than 5% of revenues, expected to come from the corporate segment.  It is anticipated that at least 70% of revenues from the operating divisions will come from contract manufacturing.

Basic earnings per share from continuing operations in 2005 are expected to reach $0.27 – to $0.30, an increase of at least 35% from the current year’s $0.20.  The change in accounting commencing in Q3-2005 for stock-based compensation is not expected to affect earnings by more than $0.01 in 2005 and we have taken this into account in the guidance given for 2005 earnings expectations.

These revenue and earnings estimates are based on the most current information we have and are derived from forecasts received from customers and historical buying patterns considering the territories in which customers currently operate, as well as additional territorial regulatory approvals we anticipate receiving during 2005.  The estimates could be impacted positively if we attain new customers or additional products approvals or negatively if territorial product approvals are delayed or unforeseen problems arise in the introduction of new products into the manufacturing process.  Reference is made to the specific risk factors listed in our public disclosure documents, including our Form 20-F.  These factors could have a material adverse effect on our ability to achieve these target revenues and earnings.

Currency fluctuations, particularly between the Canadian and the U.S. dollar, are not expected to have a significant effect within a relatively broad range of 75 to 90 cents Canadian per U.S. dollar because of the mix of business and currencies currently built into the prices that make up the major revenues in both contract manufacturing and radiopharmaceuticals in 2005.

The Company currently has no debt. It will have capital expenditures in both operating divisions designed to increase productivity and maintain regulatory compliance.  Current total capital expenditure budgets are anticipated to be less than $5 million in 2005.  Capital expenditures will include acquiring equipment to increase efficiency and infrastructure expenses.  Cash flows from operating activities are expected to be at least $10 million for 2005, subject to working capital requirements driven by business growth.

At the current rate of utilization and new business growth, contract manufacturing capacity is expected to reach its optimal levels by the end of 2007.  Accordingly, the Company will begin to explore various options during 2005 to increase capacity, including expansion, reconfiguring the existing facility and/or potential acquisitions during 2005.

Radiopharmaceutical

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market.  It will work toward this objective through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

The Company lowered its 2004 product sales targets in the third quarter of 2004 as a result of a lower than anticipated ramp-up in BrachySeed® revenues due to very difficult market conditions in the brachytherapy area, slower than anticipated regulatory approvals of European product entries, and a later-than-anticipated launch of MDP-25. The Company did achieve its revised product sales target for 2004 despite lower sales of lyophilized radiopharmaceutical products in the fourth quarter and the continued market dominance of the Company’s MDP-10 product over the newly launched MDP-25. None of these factors are expected to have a significant impact on the Company’s long-term expectations.

DRAXIMAGE is expected to continue to grow through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.  The regulatory process in Europe continues to be slow. In Europe the attainment of regulatory approvals in one jurisdiction remain necessary prior to filing for approvals in other jurisdictions. We believe that the delays in approvals relate to the significant backlog of work at the European regulator. All products currently being introduced outside of Canada are products currently approved for sale in Canada.

Management expects that continued emphasis on quality, customer service and pricing would be the key factors for the future success of BrachySeed®. There are no indications of improvement in the market but, sales of BrachySeed® are not expected to be a significant source of revenue to the Company relative to growth in other areas of the Company.

Excluding the potential impact of the four innovative radiopharmaceutical products currently under development, the Company’s target is to achieve radiopharmaceutical product sales of $30 million to $35 million by 2007.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and from opportunities excluding these products. Each of DRAXIMAGE’s innovative products under development addresses substantial unmet market needs and thus has considerable potential.  Two of such products are at advanced stages of development:  FIBRIMAGE® has completed enrolment of its Phase III trial in Canada and is under negotiation with the FDA on the commencement of a Phase III trial in the U.S.; INFECTON® has embarked on its Phase II trials in both Canada and the U.S. Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, these products will achieve commercialization.

Contract Manufacturing

The Company’s longer term objective for its contract manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues, while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DRAXIS Pharma varies by production flow, specifically between sterile and non-sterile products. The demand for DRAXIS Pharma’s sterile capacity, including lyophilized and non-lyophilized product, continues to grow and create capacity challenges. Additional production shifts have been added to meet customer demand within the framework of DRAXIS Pharma’s existing production processes and systems. The Company expects to increase capacity through certain capital and equipment upgrades and the deployment of additional production shifts.  It plans to reach operating levels in its sterile business at 24 hours a day and seven days per week by the end of 2005.

The Company believes that volumes under the GSK and Bone Care agreements will continue to be significant sources of sterile business in 2005.  Volume will, however, fluctuate somewhat during 2005 due to the demand in the end user marketplace and inventory levels of our customers, which we do not control.

In 2004, the Company completed the successful installation of a second lyophilizer, which will be fully validated and in commercial use during 2005.  At optimum configuration, the second lyophilizer should triple existing lyophilization capacity over time. The Company does not expect to achieve full capacity utilization on this new lyophilizer in 2005.  The transferring and introduction of new products to this lyophilizer will occur in stages during 2005.  Accordingly, the Company expects the mix of business to continue to shift in favour of higher margin sterile business, driven both by the additional lyophilization capacity and the continued strong demand for other sterile products and by our increased capacity to meet such demand.

Unlike DRAXIS Pharma’s sterile operations that continue to grow, the non-sterile operations continue to run below its current one-shift capacity. In 2005, DRAXIS Pharma will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one shift configuration, including targeting securing significant contracts in this area.

The Company’s long-term target is now to achieve manufacturing revenues from its Montreal facility of between $70 million to $80 million by 2007.  This is a reflection of the demand for our sterile capacity, the successful ramp-up of production shifts, and the financial and efficiency benefits of increased capacity utilization.

The timing of regulatory approvals plays a significant role in the timing of when commercial production begins for products being introduced in our facilities. Customers operating in multiple markets must get regulatory approvals in those markets for us to manufacture products to be sold into those markets.  While our customers generally have not had significant issues in getting approvals for us as manufacturer, the timing of when those approvals occur is difficult to predict.

Corporate and Other segment

In 2005, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2004 levels, mainly driven by royalties and milestones related to the sale of product rights to Shire which may become payable to the Company during the year.

The Company expects an additional earnings per share from this segment of approximately 1.5 cents based on royalties and milestones expected to be earned in the first quarter of 2005 related to Shire.

In two years, at the end of 2006, all deferred revenue related Anipryl® will be fully amortized to revenue of the Company.  While this represents a material loss of non-cash revenue, within the same period, the Company expects to fully offset the loss through increased revenues and earnings in its contract manufacturing and radiopharmaceutical businesses. Since the deferred revenue represented a non-cash source of income, the replacement of this income stream by operating income from the core operations will significantly increase long-term operating cash flows.

The Company also expects to see significant increases in expenses related to the cost of compliance with the Sarbanes-Oxley Act in the U.S. The majority of these costs relate to the documentation and testing of internal controls. The Company anticipates the costs will exceed $400,000 in addition to the significant amount of management time involved. The Company has already invested a considerable amount of time in prior years to ensure that its governance practices comply with the requirements of the Sarbanes-Oxley Act and will continue to do so.

Capital and Liquidity

The Company’s balance sheet at the end of December 2004 reflects a dramatic improvement in the financial position of the Company, particularly from December 2003. The Company has strengthened its balance sheet significantly through the repayment of all third party debt owing over the course of 2004.  The Company’s bank refinancing arrangements completed during the year coupled with its improving cash flows significantly increase the Company’s leverage to pursue its strategic objectives and secures debt capacity at lower borrowing costs.

The equity financing completed in April 2004 and the accompanying repurchase of the minority interest in DRAXIS Pharma further increases the Company’s flexibility in managing its core businesses over the long term and achieving synergies.

Effective January 1, 2005, the Company amalgamated its two operating subsidiaries (“DRAXIMAGE Inc.” and “DRAXIS Pharma Inc.”) into one entity, DRAXIS Specialty Pharmaceuticals Inc.  The two operating subsidiaries will continue to report as separate business segments, radiopharmaceutical and contract manufacturing. The amalgamation provides short-term opportunities to achieve significant cash flow savings through a deferral of tax payments by allowing the Company to access its CDN$25 million in tax loss carryforwards available to the Canadian operations in an expedited manner.  In the long-term, the Company hopes to achieve greater synergies through the combined strengths of the two divisions. The Company does not expect to restructure any of its operations but rather, expects to obtain the synergies and increased efficiencies through standardized processes and systems.

Management expects significant growth in operating cash flow and expects to achieve an operating cash flow exceeding $10 million, subject to working capital requirements in 2005. Working capital requirements are linked directly to the volume of business in contract manufacturing and timing of customer orders and, accordingly, the investment in working capital will likely grow with the growth in business.

Management will focus capital spending in the next three years on improving efficiencies in production through further automation. The Company expects in the long-term to invest further in upgraded management information and process control systems to achieve efficiencies and support business expansion.

With the Company’s current cash balances, anticipated net operating cash inflows and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2005.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2003 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the contract period.  Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to loss tax carryforwards in jurisdictions where taxable income is no longer generated, the likelihood of not generating sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry and filing positions taken with taxation authorities which are subject to review.  Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Termination of BrachySeed® Agreements

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January 2003, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations.  Commencing in the fourth quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica.  As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire, which was completed in the third quarter of 2003.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), Share-Based Payment, Statement 123 (R),which revises the financial accounting and reporting standards for stock-based compensation.  This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award the requisite service period (usually the vesting period). This statement is effective for the Company beginning on July 1, 2005 and the Company intends to fully implement this statement beginning in the third quarter of 2005. As of the required effective date, the Company will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. The net impact on our financial statements is expected to be the same as disclosed in our pro-forma disclosures included in our Notes to the Consolidated Statements.

For a summary of other recent accounting pronouncements, see Note 26 to the Company’s 2003 consolidated financial statements.

Non-GAAP Financial Measures

The Company plans to focus on traditional GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company will focus on operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed and discussed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally plans to incorporate, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at February 9, 2005.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
		REVENUES
$18,352	$12,440	Product sales	$61,693	$40,535
1,934	1,945	Royalty and licensing (Note 3)	7,627	8,658
20,286	14,385		69,320	49,193
		EXPENSES
11,968	8,511	Cost of goods sold, excludes depreciation and amortization (Note 4)	39,793	27,722
3,724	2,810	Selling, general and administration	13,266	9,904
502	475	Research and development	1,948	1,594
1,234	925	Depreciation and amortization	4,457	3,287
17,428	12,721		59,464	42,507
2,858	1,664	Operating income	9,856	6,686
(271)	(303)	Financing expense, net	(670)	(1,532)
—	—	Other income	96	—
2,587	1,361	Income before undernoted	9,282	5,154
(320)	(11)	Income taxes	(1,301)	(874)
—	59	Minority interest	(4)	391
2,267	1,409	Income from continuing operations	7,977	4,671
(34)	112	(Loss) income from discontinued operations (Note 2)	(61)	8,531
$2,233	$1,521	Net income	$7,916	$13,202

		Basic income (loss) per share
$0.055	$0.038	from continuing operations	$0.200	$0.126
(0.001)	0.003	from discontinued operations	(0.002)	0.230
$0.054	$0.041		$0.198	$0.356

		Diluted income (loss) per share
$0.054	$0.038	from continuing operations	$0.194	$0.126
(0.001)	0.003	from discontinued operations	(0.001)	0.229
$0.053	$0.041		$0.193	$0.355
		Weighted-average number of shares outstanding
40,984,891	37,186,652	- basic	39,886,219	37,114,648
42,148,741	37,508,037	- diluted	41,054,883	37,194,994

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	December 31, 2004	December 31, 2003
		(audited)

ASSETS

CURRENT
Cash and cash equivalents	$5,926	$10,563
Restricted cash	428	976
Accounts receivable	13,724	9,898
Inventories	10,158	6,096
Prepaid expenses	830	688
Deferred income taxes, net	4,121	2,806
	35,187	31,027

Property, plant and equipment, net	43,857	32,917
Goodwill, net	728	677
Intangible assets, net	737	1,974
Other assets	604	565
Deferred income taxes, net	7,672	9,393
	$88,785	$76,553

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$10,436	$6,708
Current portion of deferred revenues	4,039	5,309
Current portion of long-term debt	—	981
Customer deposits	628	591
	15,103	13,589

Deferred revenues	3,762	7,593
Long-term debt	—	9,485
Minority interest (Note 6)	—	4,239
	$18,865	$34,906

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited number of shares authorized	$75,840	$61,175
Additional paid in capital	15,546	15,667
Warrants (Note 5 (c))	916	—
Employee participation shares; 2,000,000 shares authorized	—	86
Less: loans receivable	—	(86)
Deficit	(27,565)	(35,481)
Accumulated other comprehensive income	5,183	286
	69,920	41,647
	$88,785	$76,553

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
		Common Stock (Number of Shares)
40,960,326	37,098,390	Balance, beginning of period	37,297,817	37,098,690
—	—	Issuance of common shares	3,053,436	—
55,000	190,334	Exercise of options	609,177	240,334
—	9,093	Exercise of employee participation shares	54,896	9,093
—	—	Repurchased for cancellation	—	(50,300)
41,015,326	37,297,817	Balance, end of period	41,015,326	37,297,817
		Common Stock
$75,731	$60,665	Balance, beginning of period	$61,175	$60,652
—	—	Issuance of common shares	12,867	—
109	480	Exercise of options	1,594	563
—	30	Exercise of employee participation shares	204	30
—	—	Repurchased for cancellation	—	(70)
$75,840	$61,175	Balance, end of period	$75,840	$61,175
		Additional Paid In Capital
$15,546	$15,555	Balance, beginning of period	$15,667	$15,550
—	112	Stock compensation	(121)	112
—	—	Common shares purchased for cancellation	—	5
$15,546	$15,667	Balance, end of period	$15,546	$15,667
		Warrants
$916	$—	Balance, beginning of period	$—	$—
—	—	Issuance of warrants	916	—
$916	$—	Balance, end of period	$916	$—
		Employee Participation Shares
$—	$113	Balance, beginning of period	$86	$140
—	—	Cancellation of employee participation shares	—	(27)
—	(27)	Exercise of employee participation shares	(86)	(27)
$—	$86	Balance, end of period	$—	$86
		Employee Participation Shares-Loans Receivable
$—	$(113)	Balance, beginning of period	$(86)	$(140)
—	—	Cancellation of employee participation shares	—	27
—	27	Exercise of employee participation shares	86	27
$—	$(86)	Balance, end of period	$—	$(86)
		Deficit
$(29,798)	$(37,002)	Balance, beginning of period	$(35,481)	$(48,683)
2,233	1,521	Net income	7,916	13,202
$(27,565)	$(35,481)	Balance, end of period	$(27,565)	$(35,481)
		Accumulated Other Comprehensive Income
$1,794	$(1,936)	Balance, beginning of period	$286	$(7,292)
3,389	2,222	Other comprehensive income	4,897	7,578
5,183	286	Balance, end of period	5,183	286
$69,920	$41,647	Total shareholders’ equity	$69,920	$41,647
		Comprehensive Income
$3,389	$2,222	Foreign currency translation adjustments	$4,897	$7,578
3,389	2,222	Other comprehensive income	4,897	7,578
2,233	1,521	Net income	7,916	13,202
$5,622	$3,743	Total comprehensive income	$12,813	$20,780

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$2,267	$1,409	Net income from continuing operations	$7,977	$4,671
		Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
(1,462)	(1,484)	Amortization of deferred revenues	(5,495)	(6,811)
1,234	925	Depreciation and other amortization	4,457	3,287
—	112	Stock compensation	83	112
16	(66)	Deferred income taxes	322	39
—	(59)	Minority interest	4	(391)
615	332	Other	785	799
		Changes in operating assets and operating liabilities
(1,488)	978	Accounts receivable	(2,912)	(285)
237	656	Inventories	(3,230)	(93)
127	(74)	Income taxes	63	(803)
269	170	Prepaid expenses	(409)	(149)
2,127	(1,325)	Accounts payable and accrued liabilities	2,748	(3,597)
3,942	1,574		4,393	(3,221)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(2,065)	(1,137)	Expenditures for property, plant and equipment	(4,801)	(3,536)
—	—	Increase in intangible assets	(150)	(122)
57	—	Increase in deferred revenues	362	165
—	—	Proceeds from disposition of product right	96	—
(2,008)	(1,137)		(4,493)	(3,493)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	—	Restricted cash	582	(976)
—	—	Proceeds from bank loan	—	4,942
—	—	Repayment of bank loan	—	(5,927)
—	—	Proceeds from long-term debt	4,965	947
(5,472)	(241)	Repayment of long-term debt	(15,508)	(3,013)
(31)	(54)	Decrease from customer deposits, net	(8)	(2,044)
109	510	Exercise of options and employee participation shares	1,594	593
—	—	Issuance of common shares and warrants, net of related expenses	13,385	—
—	—	Common shares purchased for cancellation	—	(65)
—	—	Issue of common shares by subsidiary to minority interest	—	365
—	—	Repurchase of common shares by subsidiary from minority interest (Note 6)	(9,557)	(140)
(5,394)	215		(4,547)	(5,318)
(68)	473	Effect of foreign exchange rate changes on cash and cash equivalents	102	597
(3,528)	1,125	Net cash (used in) from continuing operations	(4,545)	(11,435)
(53)	181	Net cash (used in) from discontinued operations	(92)	17,099
(3,581)	1,306	Net (decrease) increase in cash and cash equivalents	(4,637)	5,664
9,507	9,257	Cash and cash equivalents, beginning of period	10,563	4,899
$5,926	$10,563	Cash and cash equivalents, end of period	$5,926	$10,563

		Additional Information
$97	$122	Interest paid	$310	$700
$200	$276	Income taxes paid	$1,040	$1,882

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at December 31, 2004 and the results of operations and cash flows for the three month periods and the years ended December 31, 2004 and 2003.

2.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to APB No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights to several of Elan’s neurology products in exchange for a cash payment of $6,500, resulting in an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
$32	$188	Revenues	$268	$4,301
(53)	161	Operating (loss) income from discontinued operations	(92)	263
19	(49)	Income tax recovery (expense)	31	(72)
(34)	112	Operating (loss) income from discontinued operations–net of tax	(61)	191
—	—	Net gain on disposal of product rights–net of tax expense $3,606	—	8,340
$(34)	$112	Net (loss) income from discontinued operations – net of tax	$(61)	$8,531

3.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, 2003, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

4.                                      Cost of Goods Sold

On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc.  FDA approval was obtained in 2001 and costs incurred related to the incident were charged to the income statement as incurred.  No accrual for insurance proceeds had been previously recorded.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
2,801,566	3,342,776	Balance, beginning of period	3,097,942	3,314,109
		Increase (decrease) resulting from:
15,000	40,000	Granted	360,000	775,000
(55,000)	(190,334)	Exercised	(609,177)	(240,334)
(8,334)	(75,000)	Cancelled	(80,333)	(255,000)
—	(19,500)	Expired	(15,200)	(495,833)
2,753,232	3,097,942	Balance, end of period	2,753,232	3,097,942

(b)  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company’s stock options was determined under the fair value based method of accounting.

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
$2,233	$1,521	Net income as reported	$7,916	$13,202
(208)	(175)	Pro forma impact	(733)	(681)
$2,025	$1,346	Pro forma net income	$7,183	$12,521

$0.056	$0.041	Basic net income per share, as reported	$0.200	$0.356
(0.005)	(0.005)	Pro forma impact per share	(0.018)	(0.019)
$0.051	$0.036	Pro forma net income per share (Basic)	$0.182	$0.337
$0.048	$0.036	Pro forma net income per share (Diluted)	$0.175	$0.337
0.0%	0.0%	Dividend yield	0.0%	0.0%
60%	61%	Expected volatility	60%-61%	60%-62%
4.0%	4.1%	Risk-free interest rate	3.9%-4.0%	3.8%-4.1%
5 yrs	5 yrs	Expected option life	5 yrs	5-10 yrs

(c) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to two years from April 22, 2004.  Included as a component of shareholders’ equity is $916, which represents the fair value of the warrants issued.  The fair value of the warrant was determined based on the price of the offering.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

6.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma Inc. (“DPI”), that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,785
Deferred income tax liability	(1,220)
Total purchase price	$9,557

The estimates of fair value were determined by the Company’s management based on an independent valuation of Property, plant and equipment.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

7.             Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
		PRODUCT SALES REVENUES
$3,995	$4,202	Radiopharmaceuticals	$17,172	$14,564
14,913	8,668	Manufacturing	46,461	26,985
(556)	(430)	Corporate and Other	(1,940)	(1,014)
$18,352	$12,440		$61,693	$40,535
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$1,521
—	—	Manufacturing	—	—
1,934	1,945	Corporate and Other	7,627	7,137
$1,934	$1,945		$7,627	$8,658
		TOTAL REVENUES
$3,995	$4,202	Radiopharmaceuticals	$17,172	$16,085
14,913	8,668	Manufacturing	46,461	26,985
1,378	1,515	Corporate and Other	5,687	6,123
$20,286	$14,385		$69,320	$49,193
		SEGMENT INCOME(1)
$506	$1,146	Radiopharmaceuticals	$4,174	$5,614
3,085	592	Manufacturing	8,038	1,084
501	851	Corporate and Other	2,101	3,275
$4,092	$2,589		$14,313	$9,973
		DEPRECIATION AND AMORTIZATION
$243	$233	Radiopharmaceuticals	$949	$843
701	434	Manufacturing	2,417	1,448
290	258	Corporate and Other	1,091	996
$1,234	$925		$4,457	$3,287
		OPERATING INCOME (LOSS)(2)
$263	$913	Radiopharmaceuticals	$3,225	$4,771
2,384	158	Manufacturing	5,621	(364)
211	593	Corporate and Other	1,010	2,279
$2,858	$1,664		$9,856	$6,686

	December 31,	December 31,
	2004	2003
		(audited)
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,354	11,424
Manufacturing	50,103	40,953
Corporate and Other	26,328	24,176
	$88,785	$76,553

(1)          Segment income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.

(2)          Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
		REVENUES(3)
$10,159	$6,829	Canada	$33,609	$22,755
10,017	7,489	United States	35,310	26,031
110	67	Other	401	407
$20,286	$14,385		$69,320	$49,193

	December 31,	December 31,
	2004	2003
		(audited)
LONG-LIVED ASSETS(4)
Canada	$45,322	35,568
United States	—	—
	$45,322	$35,568

(3)          Revenues are attributable to countries based upon the location of the customer.

(4)          Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Expenditures for Property, Plant and Equipment

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
$90	$143	Radiopharmaceuticals	$835	$383
1,957	981	Manufacturing	3,928	3,138
18	13	Corporate and Other	38	15
$2,065	$1,137		$4,801	$3,536

8.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
	restated- see Note 2(a)			restated- see Note 2(a)
				(audited)
		REVENUES
$18,352	$12,440	Product sales	$61,693	$40,535
1,934	1,945	Royalty and licensing (Note 4)	7,627	8,658
20,286	14,385		69,320	49,193
		EXPENSES
11,968	8,511	Cost of goods sold, excludes amortization (Note 5)	39,793	27,722
3,902	2,907	Selling, general and administration	13,887	10,353
502	475	Research and development	1,800	1,494
(109)	(110)	Investment tax credits on research and development	(397)	(343)
1,883	1,555	Amortization	7,051	5,797
18,146	13,338		62,134	45,023
2,140	1,047	Operating income	7,186	4,170
(271)	(303)	Financing expense, net	(670)	(1,532)
—	—	Other income	96	—
1,869	744	Income before undernoted	6,612	2,638
(389)	(87)	Income taxes	(1,581)	(1,081)
—	59	Minority interest	(4)	391
1,480	716	Income from continuing operations	5,027	1,948
(34)	112	(Loss) income from discontinued operations (Note 3)	(61)	5,797
$1,446	$828	Net income	$4,966	$7,745

		Basic income (loss) per share
$0.036	$0.019	from continuing operations	$0.126	$0.052
(0.001)	0.003	from discontinued operations	(0.002)	0.156
$0.035	$0.022		$0.124	$0.208

		Diluted income (loss) per share
$0.035	$0.019	from continuing operations	$0.122	$0.052
(0.001)	0.003	from discontinued operations	(0.001)	0.156
$0.034	$0.022		$0.121	$0.208
		Weighted-average number of shares outstanding
40,984,891	37,186,652	- basic	39,886,219	37,114,648
42,148,741	37,508,037	- diluted	41,054,883	37,194,994

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	December 31, 2004	December 31, 2003
		restated- see Note 2(a)
		(audited)
ASSETS

CURRENT
Cash and cash equivalents	$5,926	$10,563
Restricted cash	428	976
Accounts receivable	13,724	9,898
Inventories	10,158	6,096
Prepaid expenses	830	688
Future income taxes, net	4,121	2,806
	35,187	31,027

Property, plant and equipment, net	43,857	32,917
Goodwill, net	728	677
Intangible assets, net	6,682	10,237
Other assets	604	565
Future income taxes, net	6,847	8,508
	$93,905	$83,931

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$10,436	$6,708
Current portion of deferred revenues	4,039	5,309
Current portion of long-term debt	—	981
Customer deposits	628	591
	15,103	13,589

Deferred revenues	3,762	7,593
Long-term debt	—	9,185
Minority interest (Note 7)	—	4,539
	$18,865	$34,906

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited number of shares authorized	$66,234	$51,569
Contributed surplus	7,851	7,351
Warrants (Note 6 (b))	916	—
Employee participation shares; 2,000,000 shares authorized	—	82
Less: loans receivable	—	(82)
Deficit	(11,747)	(16,713)
Cumulative translation adjustment	11,786	6,818
	75,040	49,025
	$93,905	$83,931

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
	restated- see Note 2(a)			restated- see Note 2(a)
				(audited)
		Common Stock (Number of Shares)
40,960,326	37,098,390	Balance, beginning of period	37,297,817	37,098,690
—	—	Issuance of common shares	3,053,436	—
55,000	190,334	Exercise of options	609,177	240,334
—	9,093	Exercise of employee participation shares	54,896	9,093
—	—	Repurchased for cancellation	—	(50,300)
41,015,326	37,297,817	Balance, end of period	41,015,326	37,297,817
		Common Stock
$66,125	$51,059	Balance, beginning of period	$51,569	$51,046
—	—	Issuance of common shares	12,867	—
109	480	Exercise of options	1,594	563
—	30	Exercise of employee participation shares	204	30
—	—	Repurchased for cancellation	—	(70)
$66,234	$51,569	Balance, end of period	$66,234	$51,569
		Contributed Surplus
$7,673	$6,553	Balance, beginning of period, as previously reported	$6,665	$6,548
—	589	Change in accounting policy (Note 2(a))	686	237
7,673	7,142	Balance, beginning of period, restated	7,351	6,785
—	112	Stock compensation	(121)	112
178	97	Stock option expense (Note 2(a))	621	449
—	—	Common shares purchased for cancellation	—	5
$7,851	$7,351	Balance, end of period	$7,851	$7,351
		Warrants
$916	$—	Balance, beginning of period	$—	$—
—	—	Issuance of warrants	916	—
$916	$—	Balance, end of period	$916	$—
		Employee Participation Shares
$—	$131	Balance, beginning of period	$82	$131
—	(25)	Cancellation of employee participation shares	—	(25)
—	(24)	Exercise of employee participation shares	(82)	(24)
$—	$82	Balance, end of period	$—	$82
		Employee Participation Shares-Loans Receivable
$—	$(131)	Balance, beginning of period	$(82)	$(131)
—	25	Cancellation of employee participation shares	—	25
—	24	Exercise of employee participation shares	82	24
$—	$(82)	Balance, end of period	$—	$(82)
		Deficit
$(13,193)	$(16,952)	Balance, beginning of period, as previously reported	$(16,027)	$(24,221)
—	(589)	Change in accounting policy (Note 2(a))	(686)	(237)
(13,193)	(17,541)	Balance, beginning of period, restated	(16,713)	(24,458)
1,446	828	Net income	4,966	7,745
(11,747)	$(16,713)	Balance, end of period	$(11,747)	$(16,713)
		Cumulative Translation Adjustment
$8,342	$4,539	Balance, beginning of period	$6,818	$(1,260)
3,444	2,279	Foreign currency translation adjustments	4,968	8,078
11,786	6,818	Balance, end of period	11,786	6,818
$75,040	$49,025	Total shareholders’ equity	$75,040	$49,025

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with Canadian GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
	restated- see Note 2(a)			restated- see Note 2(a)
				(audited)
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$1,480	$716	Net income from continuing operations	$5,027	$1,948
		Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
(1,462)	(1,484)	Amortization of deferred revenues	(5,495)	(6,811)
1,883	1,555	Amortization	7,051	5,797
	112	Stock compensation	83	112
85	(100)	Future income taxes	601	149
	(59)	Minority interest	4	(391)
684	429	Other	862	1,116
		Changes in operating assets and operating liabilities
(1,488)	978	Accounts receivable	(2,912)	(285)
237	656	Inventories	(3,230)	(93)
127	(74)	Income taxes	63	(803)
269	170	Prepaid expenses	(409)	(149)
2,127	(1,325)	Accounts payable and accrued liabilities	2,748	(3,597)
3,942	1,574		4,393	(3,007)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(2,065)	(1,137)	Expenditures for property, plant and equipment	(4,801)	(3,536)
—	—	Increase in intangible assets	(150)	(122)
57	—	Increase in deferred revenues	362	165
—	—	Proceeds from disposition of product right	96	—
(2,008)	(1,137)		(4,493)	(3,493)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	—	Restricted cash	582	(976)
—	—	Proceeds from bank loan	—	4,942
—	—	Repayment of bank loan	—	(5,927)
—	—	Proceeds from long-term debt	4,965	947
(5,472)	(241)	Repayment of long-term debt	(15,508)	(3,013)
(31)	(54)	Decrease from customer deposits, net	(8)	(2,044)
109	510	Exercise of options and employee participation shares	1,594	593
—	—	Issuance of common shares and warrants, net of related expenses	13,385	—
—	—	Common shares purchased for cancellation	—	(65)
—	—	Issue of common shares by subsidiary to minority interest	—	365
—	—	Repurchase of common shares by subsidiary from minority interest (Note 7)	(9,557)	(140)
(5,394)	215		(4,547)	(5,318)
(68)	473	Effect of foreign exchange rate changes on cash and cash equivalents	102	383
(3,528)	1,125	Net cash (used in) from continuing operations	(4,545)	(11,435)
(53)	181	Net cash (used in) from discontinued operations	(92)	17,099
(3,581)	1,306	Net (decrease) increase in cash and cash equivalents	(4,637)	5,664
9,507	9,257	Cash and cash equivalents, beginning of period	10,563	4,899
$5,926	$10,563	Cash and cash equivalents, end of period	$5,926	$10,563

		Additional Information
$97	$122	Interest paid	$310	$700
$200	$276	Income taxes paid	$1,040	$1,882

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  The financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as cumulative translation adjustment.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at December 31, 2004 and the results of operations and cash flows for the three month periods and the years ended December 31, 2004 and 2003.

2.                                      Accounting Changes

(a)  Stock-based Compensation Costs

Effective January 1, 2004, the Company adopted the amended Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002.

The Company adopted retroactively with restatement of 2002 and 2003 financial statements, the application of the fair value based method for measuring the compensation cost of employee stock options granted as of January 1, 2002.  As a result, the Company recorded an expense of $178 in Q4, 2004 (Q4, 2003-$97) and $621 for the year ended December 31, 2004 (Year ended December 31, 2003-$449) and a cumulative charge to the opening deficit of $686 in 2004 (2003-$237).

The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
0.0%	0.0%	Dividend yield	0.0%	0.0%
60%	61%	Expected volatility	60%-61%	60%-62%
4.0%	4.1%	Risk-free interest rate	3.9%-4.0%	3.8%-4.1%
5 yrs	5 yrs	Expected option life	5 yrs	5-10 yrs

(b)  Impairment of Long-Lived Assets

The CICA issued new Handbook Section 3063, “Impairment of Long-Lived Assets”.  This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets.  This section also replaces the write-down provisions in Section 3061, Property, plant and equipment.  Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition.  The impairment loss is calculated by deducting the fair value of the asset from its carrying value.  The adoption of this new standard did not have an impact on the consolidated financial statements.

(c)  Asset Retirement Obligations

Effective January 1, 2004, the Company adopted new Handbook section 3110, “Asset Retirement Obligations”.  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

(d)  Hedging Relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13 (AcG-13), “Hedging Relationships.”  This guideline provides guidance on the nature and strategy of the specific risk exposures being hedged in accordance with the risk management objective.  The application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship.  The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the terms of the hedging relationship.  The Company does not use derivative instruments for hedging or speculative purposes hence the adoption of this new standard did not have an impact on the consolidated financial statements.

3.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to CICA Handbook Section 3475, “Discontinued Operations,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights to several of Elan’s neurology products in exchange for a cash payment of $6,500, resulting in an after tax gain of $1,035 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $3,738, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
$32	$188	Revenues	$268	$4,301
(53)	161	Operating (loss) income from discontinued operations	(92)	(54)
19	(49)	Income tax recovery (expense)	31	14
(34)	112	Operating (loss) income from discontinued operations–net of tax	(61)	(40)
—	—	Net gain on disposal of product rights–net of tax expense $2,062	—	4,773
—	—	Recovery for future losses-net of tax expense $27	—	1,064
$(34)	$112	Net (loss) income from discontinued operations – net of tax	$(61)	$5,797

4.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, 2003, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

5.                                      Cost of Goods Sold

On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc.  FDA approval was obtained in 2001 and costs incurred related to the incident were charged to the income statement as incurred.  No accrual for insurance proceeds had been previously recorded.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

6.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
2,801,566	3,342,776	Balance, beginning of period	3,097,942	3,314,109
		Increase (decrease) resulting from:
15,000	40,000	Granted	360,000	775,000
(55,000)	(190,334)	Exercised	(609,177)	(240,334)
(8,334)	(75,000)	Cancelled	(80,333)	(255,000)
—	(19,500)	Expired	(15,200)	(495,833)
2,753,232	3,097,942	Balance, end of period	2,753,232	3,097,942

(b) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to two years from April 22, 2004.  Included as a component of shareholders’ equity is $916, which represents the fair value of the warrants issued.  The fair value of the warrant was determined based on the price of the offering.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

7.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma Inc. (“DPI”), that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,785
Deferred income tax liability	(1,220)
Total purchase price	$9,557

The estimates of fair value were determined by the Company’s management based on an independent valuation of Property, plant and equipment.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

8.                                      Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
	restated- see Note 2(a)			restated- see Note 2(a)
				(audited)
		PRODUCT SALES REVENUES
$3,995	$4,202	Radiopharmaceuticals	$17,172	$14,564
14,913	8,668	Manufacturing	46,461	26,985
(556)	(430)	Corporate and Other	(1,940)	(1,014)
$18,352	$12,440		$61,693	$40,535
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$1,521
—	—	Manufacturing	—	—
1,934	1,945	Corporate and Other	7,627	7,137
$1,934	$1,945		$7,627	$8,658
		TOTAL REVENUES
$3,995	$4,202	Radiopharmaceuticals	$17,172	$16,085
14,913	8,668	Manufacturing	46,461	26,985
1,378	1,515	Corporate and Other	5,687	6,123
$20,286	$14,385		$69,320	$49,193
		SEGMENT INCOME(1)
$619	$1,256	Radiopharmaceuticals	$4,726	$6,057
3,085	592	Manufacturing	8,038	1,084
319	754	Corporate and Other	1,473	2,826
$4,023	$2,602		$14,237	$9,967
		AMORTIZATION
$373	$355	Radiopharmaceuticals	$1,470	$1,302
701	434	Manufacturing	2,418	1,448
809	766	Corporate and Other	3,163	3,047
$1,883	$1,555		$7,051	$5,797
		OPERATING INCOME (LOSS)(2)
$246	$901	Radiopharmaceuticals	$3,256	$4,755
2,384	158	Manufacturing	5,620	(364)
(490)	(12)	Corporate and Other	(1,690)	(221)
$2,140	$1,047		$7,186	$4,170

	December 31,	December 31,
	2004	2003
		(audited)
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$14,242	$13,587
Manufacturing	50,104	40,953
Corporate and Other	29,559	29,391
	$93,905	$83,931

(1)   Segment income from continuing operations before amortization, financing expense, other income, income taxes and minority interest.

(2)   Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
		REVENUES(3)
$10,159	$6,829	Canada	$33,609	$22,755
10,017	7,489	United States	35,310	26,031
110	67	Other	401	407
$20,286	$14,385		$69,320	$49,193

	December 31,	December 31,
	2004	2003
		(audited)
LONG-LIVED ASSETS(4)
Canada	$40,506	$37,636
United States	10,761	6,195
	$51,267	$43,831

(3)     Revenues are attributable to countries based upon the location of the customer.

(4)     Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Expenditures for Property, Plant and Equipment

For the Three Month Periods			For the Years
Ended December 31,			Ended December 31,
2004	2003		2004	2003
				(audited)
$90	$143	Radiopharmaceuticals	$835	$384
1,957	981	Manufacturing	3,928	3,137
18	13	Corporate and Other	38	15
$2,065	$1,137		$4,801	$3,536

9.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.